**LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.**

September 30, 2019



LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.

For the Year Ended September 30, 2019

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Auditors' Report

Board of Directors
Lawrenceville Plasma Physics, Inc.
D/B/A LPPFusion, Inc.
Middlesex, New Jersey

We have audited the accompanying financial statements of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.), which comprise the Balance Sheet as of September 30, 2019, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the year then ended, and the related Notes to the Financial Statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

39 State Route 12, Ste 2, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawrenceville Plasma Physics, Inc. (D/B/A LPPFusion, Inc.) as of September 30, 2019, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKC, CPAs, PC

BKC, CPAs, PC

January 21, 2020
Flemington, New Jersey

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Balance Sheet
September 30, 2019

ASSETS

Current asset		
Cash	$	59,323
Property and equipment, net of accumulated		
depreciation of $775,335		361,062
Total assets	$	420,385

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses		59,041
Deferred revenue	$	45,384
Total current liabilities		104,425
Stockholders' equity		
Capital stock		
Class A voting, no par value,		
20 shares authorized, 20 shares issued and		
outstanding		1
Class B non-voting, no par value,		
400,000 shares authorized, 312,470 shares		
issued and outstanding		7,533,269
Accumulated deficit		(7,217,310)
Total stockholders' equity		315,960
Total liabilities and stockholders' equity	$	420,385

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Operations and Accumulated Deficit
For the Year Ended September 30, 2019

Operating expenses		
Salaries and wages	$	369,486
Payroll taxes		30,414
Employee benefits		66,518
Computer related expenses		11,962
Contractor expense		34,053
Deprecation expense		84,904
Dues and subscriptions		1,290
Insurance		8,189
Materials and supplies		109,051
Office expense		15,495
Professional fees		26,978
Rent expense		25,199
Telephone		8,156
Travel		3,278
Utilities		3,000
Total operating expenses		797,973
Other income (expense)		
Miscellaneous income		229,983
Interest income		1,852
Processing fees for crowdfunding		(19,590)
Total other income		212,245
Net loss before provision for income taxes		(585,728)
Provision for income taxes		500
Net loss		(586,228)
Accumulated deficit - beginning of year		(6,631,082)
Accumulated deficit - end of year	$	(7,217,310)

See accompanying notes to the financial statements.

LAWRENCEVILLE PLASMA PHYSICS, INC.
D/B/A LPPFUSION, INC.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flows from operating activities	
Net loss	$ (586,228)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	84,904
Stock in lieu of payment	19,250
Increase in accounts payable and accrued expenses	33,554
Increase in deferred revenue	45,384
Total adjustments	183,092
Net cash used in operating activities	(403,136)
Cash flows from investing activities	
Purchases of property and equipment	(11,525)
Net cash used by investing activities	(11,525)
Cash flows from financing activities	
Proceeds from sale of capital stock	124,500
Repayment of stockholders' loans	(557)
Net cash provided by financing activities	123,943
Decrease in cash	(290,718)
Cash - beginning of year	350,041
Cash - end of year	$ 59,323

See accompanying notes to the financial statements.

Note 1 -   Summary of significant accounting policies
Description of the company
Lawrenceville Plasma Physics, Inc., D/B/A LPPFusion, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time), the Company has so far achieved adequate temperature and confinement time for net energy. It plans to carry out scientific experiments to demonstrate the scientific feasibility of its approach and develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2015.

Property and equipment
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years

Note 1 -   <u>Summary of significant accounting policies (continued)</u>
            <u>Revenue recognition</u>
            Revenue consists of subscription payments and sponsored research agreement provided by
            a non-profit organization.

Note 2 -   <u>Concentration of credit risk</u>
            The Company maintains its cash in bank deposit accounts, which may at times, exceed
            federally insured limits. At September 30, 2019, approximately $0 was at risk.

Note 3 -   <u>Property and equipment</u>
            Property and equipment at cost is summarized as follows:

Leasehold improvements	$	114,592
Machinery and equipment		1,021,805
Total property and equipment		1,136,397
Less: accumulated depreciation		775,335
Property and equipment, net	$	361,062

            Depreciation expense for the year ended September 30, 2019 was $84,904.

Note 4 -   <u>Deferred revenue</u>
            Represents the unearned portion of a sponsored research agreement.

Note 5 -   <u>Patents</u>
            The Company has been granted patents in the United States, Australia, Canada, China, and
            the European Union, and has an outstanding patent application in India.

Note 6 -   <u>Stock option plan</u>
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time,
            to employees, officers, directors and consultants of the Company, options to purchase
            shares of the Company's common stock.

            Options are granted with an exercise price equal to the fair value of the Company's stock at
            the date of the grant; the options generally vest immediately. The exercise price for the
            options range from $60 to $125. The options generally have ten-year contractual terms.
            The fair value of each option award was the market price of the stock as determined
            arbitrarily by the management of the Company on the date of the issuance. At September
            30, 2019, there were approximately 5,688 options outstanding.

            There was no compensation expense recorded for any of the options because management
            of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   Operating leases
The Company leases space under a non-cancelable operating lease which expires January 2022. Rent is paid monthly. Rent expense for the year ended September 30, 2019 was $25,199.

The future minimum operating rental payments in excess of one year are as follows:

2020	$	23,000
2021		23,660
2022		7,960

Note 8 -   Income taxes
The provision for income taxes for the year ended September 30, 2019 is as follows:

Current state taxes	$	500

As of September 30, 2019, the Company has available a cumulative net operating loss carryforward of $7,164,437 which begins to expire in 2026 and a book to tax temporary difference of $143,000 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 9 -   Risks and uncertainties
The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Note 10 -   Change in Accounting Standards
ASU 2014-09: The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This ASU as modified by ASU 2015-14, changes the timing of recorded revenue for services performed. This ASU will be effective to the Company in the year ending September 30, 2020. Management has not completed its assessment of the impact of this change.

ASU 2016-02: FASB issued ASU 2016-02, *Leases*. This ASU recognizes as a liability, non-cancellable lease. The liability is offset by an amortizable asset called a right to use. This ASU will be effective to the Company in the year ending September 30, 2022. Management has not completed its assessment of the impact of this change.

Note 11 -   <u>Subsequent events</u>
The Company's management has determined that no material events or transactions occurred subsequent to September 30, 2019 and through January 21, 2020, the date of the Company's financial statement issuance, which require additional disclosure in the Company's financial statements.